SIDLEY AUSTIN llp 787 SEVENTH AVENUE NEW YORK, NY 10019 (212) 839 5300 (212) 839 5599 FAX	BEIJING BRUSSELS CHICAGO DALLAS FRANKFURT GENEVA HONG KONG LONDON LOS ANGELES	NEW YORK PALO ALTO SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

FOUNDED 1866
April 29, 2010
VIA EDGAR
Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Post-Effective Amendments to the Registration Statement on Form N-1A of each fund (each, a “Fund” and collectively, the “Funds”) listed on Appendix A
Dear Mr. Ganley:
     On behalf of each Fund listed on Appendix A to this letter, we herewith transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), Post-Effective Amendments (the “Amendments”), as numbered on Appendix A, to each Fund’s Registration Statement on Form N-1A (the “Registration Statement”).
     The Amendments are being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that they become effective on April 30, 2010.
     The Amendments are being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendments and represent that they do not contain disclosures which would render them ineligible to become effective pursuant to Rule 485(b).
     The Amendments also contain the Funds’ responses to the telephonic comments provided by John Ganley of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 13, 2010 regarding each Fund’s Post-Effective Amendment to its Registration Statement filed with the Commission on February 26, 2010. The Staff’s comments are described below and have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Unless otherwise

John Ganley
April 29, 2010

indicated, defined terms used herein have the meanings set forth in the relevant Registration Statement(s). The Staff’s comments have been categorized as “General Comments” and “Fund-Specific Comments,” and the comments have been grouped accordingly under each category.
General Comments
Comment 1: All filings should include the enhanced director disclosure in the Statement of Additional Information.
Response: The enhanced disclosure is included in Part I of each Fund’s Statement of Additional Information.
Comment 2: The Staff objects to the inclusion in Fee Table footnotes of cross-references to sections of the statutory prospectus.
Response: The Funds have determined to retain the cross-references as helpful to an investor’s review of the Fee Table.
BlackRock Funds — BlackRock Index Equity Portfolio
Comment 3: In the Fee Table, under “Other Expenses,” please remove the sub-caption “Other.” Instruction 3(c)(iii) to Item 3 states that “Other Expenses” may be broken out into, at most, three sub-categories that identify the largest expense or expenses comprising “Other Expenses” which need not add up to the total “Other Expenses.” On April 19, 2010, Mr. Ganley revised this comment to state that the “Administration Fees” might be included in a parenthetical after “Other Expenses” or the presentation could be retained if the sub-category “Other” was revised to “Miscellaneous Other Expenses.”
Response: The caption to the second sub-category has been changed to “Miscellaneous Other Expenses.”
Principal Risks of Investing in the Fund
Comment 4: Market Risk and Selection Risk. Is selection risk truly a risk for an index fund? Consider deleting selection risk from this risk factor.
Response: The Fund believes that the inclusion of Selection Risk is pertinent. Although the Fund tracks an index, it may deviate from “full replication” of the index and invest in securities, including derivatives, based on BlackRock’s optimization process, which may utilize a statistically selected sample portfolio with aggregate investment characteristics similar to the index. The Fund may not purchase all of the stocks in the index and also may purchase stocks not in the index or in weightings that differ from the index.

John Ganley
April 29, 2010

Comment 5: Non-Diversification Risk. Is this truly a risk for a fund that tracks the S&P 500? On a look-through basis, isn’t the Fund a diversified fund?
Response: The Fund is a non-diversified fund and Item 4(b)(1)(iv) of Form N-1A requires that a fund disclose that it is non-diversified, describe the effect of non-diversification and summarize the risks of investing in a non-diversified fund.
Important Additional Information—Purchase and Sale of Fund Shares
Comment 6: The prospectus states that certain classes are closed. The Staff has permitted some funds to include this information on the cover page and suggests that we consider adding this information to the cover as well.
Response: The Fund chose not to include this information on the prospectus cover.
BlackRock Pacific Fund, Inc.
Comment 7: The investment objective of the Fund includes strategy information. If the investment objective, as written, is not a fundamental policy, delete the strategy language from the investment objective. The investment objective currently reads: “The investment objective of BlackRock Pacific Fund, Inc. (“Pacific Fund” or the “Fund”) is to seek long-term capital appreciation primarily through investment in equity securities of corporations domiciled in Far Eastern or Western Pacific countries, including Japan, Australia, Hong Kong, Taiwan, Singapore, South Korea and India.”
Response: The investment objective as it currently appears in the prospectus is a fundamental policy of the Fund which cannot be changed without a shareholder vote.
Fee Table
Comment 8: The Staff continues to object to the first footnote that discusses the CDSC payable under certain circumstances upon the redemption of Investor A Shares.
Response: The Fund respectfully declines to delete footnote 1 to the Fee Table. The Fund refers the Staff to the correspondence filed with the Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-63399 and 811-07171 by Willkie Farr and Gallagher LLP, which outlines the Funds’ responses to the Staff’s prior comments and discusses the Funds’ rationale for not deleting footnote 1 to the Fee Table.

John Ganley
April 29, 2010

Principal Investment Strategies
Comment 9: The Fund states that it invest 80% in Far Eastern and Western Pacific countries. Citing to the names rule, the Staff questions whether it is appropriate for a Pacific fund to be investing in Far Eastern countries. The Staff also questions whether India is truly a Pacific country.
Response: The Fund intends to invest 80% of its assets in companies located in the following countries, all of which it considers to be “Pacific” countries:

Australia	Macau
Brunei Darussalam	Malaysia
Cambodia	New Zealand
China	Papua New Guinea
East Timor	Philippines
Hong Kong	Singapore
Indonesia	Taiwan (Republic of China)
Japan	Thailand
Korea (North), Democratic	Vietnam
People’s Republic of Korea (South), Republic of
Although the Fund’s investment objective includes India as one of the countries in which the Fund will invest, India will not be included in calculating the Fund’s 80% test.
Comment 10: The Staff asks whether the Fund has a strategy regarding the size of companies in which the Fund will invest. If there is a market capitalization range in which the Fund focuses, please state it. If the Fund can invest in companies of any size, the Staff suggests adding language to this effect.
Response: The requested disclosure has been added in “Details About the Fund — How the Fund Invests — Investment Process.”
Principal Risks of Investing in the Fund
Comment 11: “Geographic Concentration Risk” is included in the Summary as a main risk. The Staff asks the Fund to include in the Summary as a principal risk the risks of investing in the particular countries in which the Fund might concentrate. In the “Details About the Funds — Investment Risks — Main Risks of Investing in Pacific Fund,” there is the risk entitled ”Investment in a Particular Geographic Region or Country Risk — Asia-Pacific Countries” and a

John Ganley
April 29, 2010

sub-section of this is “Japan.” The Staff suggests that a shortened version of this risk factor be included in the Summary.
Response: “Risks of Investment in Japan” has been added to “Principal Risks of Investing in the Fund” in the Summary.
BlackRock Funds — BlackRock Exchange Portfolio
Primary Investment Strategies
Comment 12: If there is a market capitalization range in which the Fund focuses, please state it.
Response: The market capitalization range has been added in “Details About the Fund — How the Fund Invests — Investment Process.” Also see Comment 6. The suggested language has not been added to the cover page of the prospectus.
* * * * * * * * * *
     Each Fund acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to each Fund’s documents.
     Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding each Fund’s Registration Statement.

Respectfully submitted,
/s/ Ellen W. Harris
Ellen W. Harris

cc:	Edward Baer Douglas McCormack Denis Molleur Aaron Wasserman John A. MacKinnon

Appendix A
BlackRock Pacific Fund, Inc.
File Nos. 002-56978 and 811-02661
Re: Post-Effective Amendment No. 45
BlackRock Index Funds, Inc.
File Nos. 333-15265 and 811-07899
Re: Post-Effective Amendment No. 17
BlackRock Funds
File Nos. 033-26305 and 811-05742
BlackRock Index Equity Fund
Re: Post-Effective Amendment No. 132
BlackRock Exchange Portfolio
Re: Post-Effective Amendment No. 131